UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   *)1

Marshall Edwards, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002 per share

(Title of Class of Securities)

572322 30 3

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

__________________________

     1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 572322 30 3	13G	Page 2 of 2

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Novogen Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

		(a)	☐

	Not Applicable	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	5.	SOLE VOTING POWER 49,500,000 shares of Common Stock
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	SHARED VOTING POWER 0 shares of Common Stock
WITH
	7.	SOLE DISPOSITIVE POWER 49,500,000 shares of Common Stock

	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,500,000 shares of Common Stock

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.9%

12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 572322 30 3	13 G	Page 3 of 3

Item 1.	(a)	Name of Issuer:

Marshall Edwards, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

40 Wicks Road
North Ryde, New South Wales 2113
Australia

Item 2.	(a)	Name of Person Filing:

Novogen Limited

	(b)	Address of Principal Business Office or, if None, Residence:

140 Wicks Road, North Ryde
New South Wales 2113
Australia

	(c)	Citizenship:

Australia

	(d)	Title of Class of Securities:

Common Stock, par value $0.00000002 per share (the “Common Stock”)

	(e)	CUSIP Number:

572322 30 3

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

CUSIP No. 572322 30 3	13 G	Page 4 of 4

(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

49,500,000 shares of Common Stock

(b)	Percent of class:

86.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

49,500,000 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

49,500,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

CUSIP No. 572322 30 3	13 G	Page 5 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 572322 30 3	13 G	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004

Novogen Limited

By: /s/ Christopher Naughton
        Name: Christopher Naughton
        Title: President and CEO